Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley, Esq.
Erin Jaskot, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	Driven Brands Holdings Inc.
Registration Statement on Form S-1 (Registration No. 333-251615)
Filed December 22, 2020
CIK No. 0001804745

Ladies and Gentlemen:

On behalf of Driven Brands Holdings Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the Company’s response to the comment received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 8, 2021 (the “Comment Letter”) to Amendment No. 1 of the Registration Statement on Form S-1 of the Company (“the Registration Statement”).

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. The Company has asked us to convey the following as its response to the Staff:

Executive Compensation, page 146

1.

We note that Mr. Wu served as your Chief Financial Officer until March 20, 2020. Item 402(m)(3) of Regulation S-K requires disclosure for NEOs who served “during any part of the fiscal year with respect to which information is required.” Please amend your filing accordingly.

As discussed with the Staff, we respectfully note that pursuant to Item 402(m)(2) of Regulation S-K, in the case of an emerging growth company, only the Company’s PEO is automatically considered a NEO for the relevant fiscal year regardless of compensation level (see Item 402(m)(2)(i)). This is different from the general rule under Item 402(a)(3)(ii) pursuant to which the PFO is automatically considered a NEO for the relevant fiscal year regardless of compensation level. Thus, Mr. Wu would be a NEO for the Company’s 2020 fiscal year only if he satisfied the criteria under Item 402(m)(2)(ii) or (iii). Although Mr. Wu did serve as the Company’s PFO during a portion of the 2020 fiscal year, he did not meet the criteria of Item 402(m)(2)(ii) because he was not serving as an executive officer at the end of such fiscal year, and he did not meet the criteria of Item 402(m)(2)(iii) because his compensation for such fiscal year was not high enough (i.e., it would not have resulted in him being one of the Company’s two most highly compensated executive officers other than the PEO had he in fact been serving as an executive officer at the end of such fiscal year). As a result, Mr. Wu did not qualify as a NEO under Item 402(m)(2) for the Company’s 2020 fiscal year and therefore was not included as part of the compensation disclosure for the 2020 fiscal year.

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Blake Clardy at (212) 373-3538.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Tiffany Mason

Driven Brands Holdings Inc.

Scott O’Melia, Esq.

Driven Brands Holdings Inc.

Blake Clardy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP